FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 29, 2017

FAIRFAX ENTERS INTO AUTOMATIC SHARE PURCHASE PLAN

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH)(TSX: FFH.U) announces that, in connection with its previously announced normal course issuer bid effective September 28, 2017 (the "NCIB"), it has entered into an automatic share purchase plan (the "ASPP") with a designated broker to allow for the purchase of its Subordinate Voting Shares under the NCIB at times when Fairfax normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods. Before the commencement of any particular internal trading black-out period, Fairfax may, but is not required to, instruct its designated broker to make purchases of Subordinate Voting Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP.  Such purchases will be determined by the broker in its sole discretion based on parameters established by Fairfax prior to commencement of the applicable black-out period in accordance with the terms of the ASPP and applicable Toronto Stock Exchange rules. Outside of these black-out periods, Subordinate Voting Shares will continue to be purchasable by Fairfax at its discretion under its NCIB.
The ASPP commenced on September 28, 2017 and will terminate on the earliest of the date on which: (a) the maximum annual purchase limit under the NCIB has been reached; (b) the NCIB expires; or (c) Fairfax terminates the ASPP in accordance with its terms. The ASPP constitutes an "automatic securities purchase plan" under applicable Canadian securities laws.
Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941